

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Aric Spitulnik
Senior Vice President and Chief Financial Officer
TESSCO Technologies Inc.
11126 McCormick Road
Hunt Valley MD 21031

   **Re:  TESSCO Technologies Inc.**
     **Form 10-K for the Fiscal Year Ended March 27, 2022**
     **Filed May 26, 2022**
     **File No. 001-33938**

Dear Aric Spitulnik:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services